SAMSON OIL & GAS WELCOMES MACQUARIE BANK LTD. AS A SUBSTANTIAL SHAREHOLDER

Denver, 0200 hours March 13, 2009, Perth, 1700 hours March 13, 2009

Samson Oil & Gas Limited (NYSE Alternext US: SSN; ASX: SSN) has finalized an arrangement with Macquarie Bank Limited (MBL) for it to acquire a substantial shareholding in the Company in exchange for cancelling the previously issued options associated with a debt facility entered into in May 2006.

The existing debt facility had two tranches:

Tranche A has an outstanding amount of US$11 million, and the options associated with this tranche have an exercise price of A$0.61 that was set in May 2006 based on 1.3 times the prevailing the volume weighted average price (VWAP) on the Australian Securities Exchange (which are currently trading at A$0.027).

Tranche B has an outstanding balance of US$6.06 million, with options priced at 1.2 times the VWAP for the first quarter of 2009. Whilst that quarter’s trading has yet to be completed, it is anticipated that this issue would represent approximately 264 million options available to be exercised until May 2011. In the event that the options were exercised, then the facility amount would be reduced to the extent of the subscription price of the options exercised.

It was recognized by both MBL and SSN that this volume of options was a commercially undesirable situation, as it would have represented approximately 55% of the issued shares of the company after exercise. Therefore, these options are to be surrendered in exchange for the issue, at no additional cost and without reduction of the facility, of 36.8 million shares, representing approximately 15% of the issued capital of Samson after the transaction.

These shares will be issued in three instalments:
March 16, 2009*	29.3 million shares
July, 1 2009*	2 million shares
November 30, 2009*	5.5 million shares
* no later than

The shares will rank pari passu in all respects with SSN’s existing ordinary fully paid shares.

SSN will seek shareholder approval to issue the third instalment of shares.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director